FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SHAREHOLDERS’ AGREEMENT

among

WILKES PARTICIPAÇÕES S.A.

CASINO, GUICHARD-PERRACHON S.A.

and

ALMACENES EXITO S.A.

and, as Intervening Parties,

COMPANHIA BRASILIERA DE DISTRIBUIÇÃO

SEGISOR S.A.S.

and

ONPER INVESTMENTS 2015, S.L.

dated as of August 20th, 2015

SHAREHOLDERS’ AGREEMENT, dated as of August 20th, 2015 among:

WILKES PARTICIPAÇÕES S.A., a closely held corporation duly organized under the laws of Brazil, with registered head offices in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (“CNPJ/MF”) under No. 04.745.350/0001-38 (hereinafter referred to as “WILKES”);

CASINO, GUICHARD-PERRACHON S.A., a société anonyme organized under the laws of France, having its registered office at 1, Esplanade de France, 42000 Saint-Etienne, France, enrolled with CNPJ/MF under No. 47.508.411/0001-56  (hereinafter referred to as “CGP”); and,

ALMACENES ÉXITO S.A., a company organized under the laws of Colombia, headquartered in Envigado, Department of Antioquia, Colombia, registered with the trade register with CNPJ/MF under No. 23.041.875/0001-37 (hereinafter referred to as “EXITO”), and, as Intervenient Parties,

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, sociedade anônima organized under the laws of Brazil, with registered head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3.142, and enrolled with the CNPJ/MF under No. 47.508.411/0001-56 (hereinafter referred to as “CBD”);

SEGISOR S.A.S., société anonyme organized under the laws of France, having its registered office at Esplanade de France, 1, 42000 Saint-Etienne, France, registered with the trade register with the CNPJ/MF) under No. 05.710.423/0001-19 (hereinafter referred to as “Segisor”);

ONPER INVESTMENTS 2015 S.L., a company organized under the laws of Spain, headquartered in 19 calle Prim, 28004 Madrid, Spain, registered with the trade register under number B-87319471 (hereinafter referred to as “ONPER”),

RECITALS

WHEREAS, on the date hereof both CGP and EXITO (through ONPER) own shares representing 50% of the capital stock of SEGISOR, a French company which owns, directly and through the LLCs, 99,99% of all shares issued by WILKES, a Brazilian corporation which owns 99,994% of the common shares issued by CBD;

WHEREAS each of CGP and EXITO owns one (1) common share of CBD;

WHEREAS ONPER is wholly owned by EXITO;

WHEREAS on the date hereof CGP, ÉXITO and ONPER executed SEGISOR Shareholders Agreement, through which CGP, ÉXITO and ONPER established the terms and conditions for the exercise of Control of SEGISOR, WILKES and CBD, as well as agreed to certain equity transfer rights and obligations related to their interest in SEGISOR (hereinafter referred to as the “SEGISOR Shareholders Agreement”);

WHEREAS on the date hereof SEGISOR, EXITO and CGP executed the WILKES Shareholders Agreement, through which SEGISOR, EXITO and CGP established means by which EXITO, on the one hand, and CGP, on the other hand, shall Control WILKES and, consequently, CBD, as provided in the SEGISOR Shareholders Agreement (hereinafter referred to as the “WILKES Shareholders Agreement”);

WHEREAS EXITO and CGP agreed to establish an arrangement that would govern their relationship to Control SEGISOR, WILKES and, indirectly, CBD, structured by means of the SEGISOR Shareholders Agreement, WILKES Shareholders Agreement, this Agreement, WILKES By-Laws and CBD By-Laws;

WHEREAS in view of the governance arrangement agreed, CBD Shareholders decide to execute the present Agreement in order to reflect the exercise of Control of CBD by EXITO and CGP through SEGISOR and the WILKES, and set out the terms upon which they will conduct their activities as the Controlling shareholders of CBD;

NOW, THEREFORE, CBD Shareholders hereby agree to sign, execute and abide by this Agreement under the terms and pursuant to Article 118 of the Brazilian Corporations Law (as defined herein), in accordance with the clauses and conditions set forth hereinbelow, which they undertake to fulfill and cause to be fulfilled.

ARTICLE I DEFINITIONS

1.1.  The following capitalized terms shall have the following meanings:

                       (i)                           “Affiliate” means, in relation to any Party, any Person which directly or indirectly, in Brazil or abroad, through one or more intermediates, at any time, Controls, is Controlled by, or is under common Control of that Party;

                     (ii)                           “Agreement” means this Shareholders’ Agreement entered into by and among WILKES, CGP and EXITO;

                   (iii)                           “Board” means the Board of Directors of each of SEGISOR, WILKES and/or CBD;

                   (iv)                           “Brazilian Corporations Law” means Brazilian law No. 6,404 dated, of December 15, 1976, as amended;

                     (v)                           “CBD” has the meaning assigned to it in the Preamble of this Agreement;

                   (vi)                           “CBD Board” means the Board of Directors of CBD;

                 (vii)                           “CBD By-Laws” means the by-laws of CBD;

               (viii)                           “CBD Shareholders” means each of WILKES, EXITO and CGP and any Person that becomes a party to this Agreement under its terms and conditions;

                   (ix)                           “CBD Shares” means (i) all Common Shares issued by CBD which are held or will be held by any CBD Shareholders, for any reason and in any manner including, without limitation, those derived from any stock split, reverse stock split, reverse stock split, stock dividend or from any corporate restructuring, or (ii) Convertible Securities into CBD Shares, or (iii) options to purchase CBD Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Shares;

                     (x)                           “CGP” has the meaning assigned to it in the Preamble of this Agreement;

                   (xi)                           “Chairman” means the chairman of the CBD Board;

                 (xii)                           “Common Shares” means the voting common shares of the capital stock of CBD or of WILKES, as applicable;

               (xiii)                           “Confidential Information” has the meaning assigned to it in Section 10.2.1 of this Agreement;

               (xiv)                           “Control” means the (direct or indirect) title to shareholder rights that permanently guarantee, directly or indirectly: (i) the majority of votes in General Shareholders’ Meeting deliberations; and (ii) the power to appoint the majority of members of any management body of the Person in question;

                 (xv)                           “Controlled Companies” means any Person under Control of a certain Person;

               (xvi)                           “Convertible Securities” means securities or other rights or interests which are convertible or exchangeable into or exercisable for shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which any company or one of its shareholders is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares;

             (xvii)                            “Éxito” has the meaning assigned to it in the Preamble of this Agreement;

           (xviii)                           “General Shareholders’ Meeting” means any general shareholders’ meeting of CBD;

               (xix)                            “ICC” means the International Chamber of Commerce, with offices in the City of Paris, France;

                 (xx)                           “Interested Third Party” has the meaning assigned to it in Section 5.4 of this Agreement;

               (xxi)                           “Lien” shall mean any lien, pledge, security interest, claim, lease, charge, option, right of first refusal, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever that may affect the free full ownership or may impair the disposal at any time whatsoever;

             (xxii)                           “LLCs” means Oregon LLC, Pincher LLC and Bengal I LLC;

           (xxiii)                           “Notice of Acceptance” has the meaning assigned to it in Section 5.3 of this Agreement;

           (xxiv)                           “Offered Shares” has the meaning assigned to it in Section 5.1 of this Agreement;

             (xxv)                           “Offeree” has the meaning assigned to it in Section 5.1 of this Agreement;

           (xxvi)                           “Offeror” has the meaning assigned to it in Section 5.1 of this Agreement;

         (xxvii)                           “ONPER” has the meaning assigned to it in the Preamble of this Agreement;

       (xxviii)                           “Party” or “Parties” means each of the CBD Shareholders;

           (xxix)                           “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

             (xxx)                           “Preemptive Rights” means the preferential securities subscription rights currently provided for in Articles 109, IV, and 171 of the Brazilian Corporations Law;

           (xxxi)                           “Preferred Shares” means the non-voting preferred shares of the capital stock of CBD or of WILKES, as applicable;

         (xxxii)                            “Right of First Offer” has the meaning assigned to it in Section 5.1 of this Agreement.

       (xxxiii)                           “Rules” has the meaning assigned to it in Section 11.1;

       (xxxiv)                           “SEGISOR Shareholders Agreement” has the meaning assigned to it in the Recitals of this Agreement;

         (xxxv)                           “Subject Shares” means any and all CBD Common Shares that are owned by each of the Parties, including without limitation, those derived from any stock split, reverse stock split, stock dividend or from any  corporate restructuring, those derived from any Convertible Securities or options or warrants or bonuses, and those acquired on the market;

       (xxxvi)                            “Transfer” means the direct or indirect assignment, transfer, sale, pledge, Lien, contribution of shares of the capital stock of a Person to the capital of another Person, or in any other manner whatsoever, the disposal of the shares of the capital stock of a Person;

     (xxxvii)                           “Transfer Notice” has the meaning assigned to it in Section 5.1 of this Agreement;

   (xxxviii)                           “Third Party” means any Person who is not a Party, an Intervening Party, or an Affiliate of a CBD Shareholders;

       (xxxix)                           “Vice-Chairman” means the vice-chairman of the CBD Board;

                   (xl)                           “WILKES” has the meaning assigned to it in the Preamble of this Agreement;

                 (xli)                           “WILKES Board” means the Board of Directors of WILKES;

               (xlii)                           “WILKES By-Laws” means the by-laws of WILKES;

             (xliii)                           “WILKES Shares” means (i) all Common Shares and Preferred Shares issued by the WILKES which are held or will be held directly or indirectly by any WILKES SHAREHOLDERS for any reason and in any manner, including, without limitation, those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, or (ii) Convertible Securities into WILKES Shares, or (iii) options to purchase WILKES Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for WILKES Shares;

             (xliv)                            “WILKES Shareholders Agreement” has the meaning assigned to it in the Recitals of this Agreement;

ARTICLE II

PURPOSES AND BASIC PRINCIPLES

2.1     The purpose of this Agreement is (i) to set the terms and conditions by which the Parties shall exercise their voting rights in General Shareholders’ Meetings of CBD and of CBD Board meetings (and Special Committees, whenever applicable); (ii) to reflect the exercise of Control of CBD by EXITO  and CGP through SEGISOR and WILKES, as provided in SEGISOR Shareholders Agreement and in WILKES Shareholders Agreement, respectively, and (ii) set out the terms upon which CBD Shareholders will conduct their activities as the controlling shareholders of CBD.

2.2     Each of the Parties agree that the CBD Shareholders and its representatives in the management bodies (including the Board of Directors) of CBD shall strictly follow the resolutions taken at the WILKES Board meetings.

2.3     The Parties agree not to take any action, or omit to take any action, if such action or omission would adversely affect the conduction of CBD’s business.

2.4.    In order to give assurance that CGP, EXITO, and SEGISOR, and their respective Affiliates will comply with the structure established by this Agreement, they hereby agree that, except for one (1) Common Share to be held each by CGP and EXITO, no Common Share issued by CBD should be held directly either by CGP, SEGISOR or EXITO or their Affiliates in any manner other than through WILKES. In addition, in the event (a) any such Common Shares issued by CBD is involuntarily held by any Party or its Affiliates; and (b) any Preferred Shares issued by CBD that may be held by CGP, EXITO or SEGISOR, or their Affiliates, acquire or are bound to acquire the right to vote for any reason whatsoever, including but not limited to as a result of any provision of CBD By-Laws, of any applicable provision set forth in the Brazilian laws or of any applicable provision of any new Brazilian law to be enacted as from the date hereof, such Person shall exercise the voting rights attached to such CBD Shares following the votes to be casted by WILKES. Such CBD Shares shall not have any impact or change any of the rights or obligations of any Person under this Agreement.

2.4.    This Agreement binds all Subject Shares and all relevant rights shall only be exercised in compliance with the terms and conditions herein provided.

2.5.    Each of the CBD Shareholders agrees not to execute with any other shareholder of CBD or any Third Party any shareholders agreements or any other agreements or instruments establishing provisions on the subject matters hereof or having any direct or indirect relation with the subject matter of this Agreement, the SEGISOR Shareholders Agreement or WILKES Shareholders Agreement, unless all CBD Shareholders are parties to such agreement or instrument. CBD shall not register in its books (or in the relevant custodian bank) any agreement that is in violation of the provision set forth in this Section 2.5.

2.6.    In case of conflict or inconsistency between the terms and conditions of this Agreement and those of the WILKES Shareholders Agreement, the terms and conditions of the WILKES Shareholders Agreement shall prevail, and, in case of conflict or inconsistency between the terms and conditions of this Agreement and those of the SEGISOR Shareholders Agreement, the terms and conditions of the SEGISOR Shareholders Agreement shall prevail.

ARTICLE III

GENERAL OBLIGATIONS OF THE PARTIES

3.1.    Each of CGP and EXITO hereby undertakes an irrevocable obligation to always vote during the term of this Agreement together and in the same way that WILKES votes at any General Shareholders’ Meeting of CBD.

          3.1.1.   In the event that WILKES does not vote at a General Shareholders’ Meeting of CBD for any reason whatsoever, CGP and EXITO shall refrain from voting at the relevant General Shareholders’ Meeting in a way to follow such abstention and/or refraining. For the avoidance of any doubt, CGP and EXITO shall not be authorized to vote differently than WILKES with respect to any and all matters discussed therein.

3.2.    In the event that CGP or EXITO does not attend the General Shareholders’ Meeting or abstains from voting, the attending Party or Parties shall be entitled to vote with the shares of the Party that is not attending or abstain from voting. Furthermore, the President of the General Shareholders’ Meeting shall not compute the vote casted contrary to the terms of this Agreement.

3.3     Each CBD Shareholder agrees that all matters subject to a General Shareholders’ Meeting or CBD Board meeting shall only be made and/or implemented with prior approval and in strict compliance with the resolution taken at WILKES Board meetings, unless otherwise agreed by the CBD Shareholders on a case-by-case basis.

3.4.    Each CBD Shareholder agrees to take any and all actions necessary to make its representatives in the management bodies (including the Board of Directors) of CBD to act in strict compliance with the provisions of this Agreement. Any and all actions exercised in violation of the provisions set forth herein shall be null and void. In this respect, the CBD Shareholders shall cause its representatives in the management bodies (including the Board of Directors) of CBD to always act in such a way that the votes and other powers of WILKES (and of, SEGISOR, EXITO and CGP as indirect shareholders of CBD), at the CBD General Shareholders’ Meetings and of the representatives in the management bodies (including the Board of Directors) of CBD and of each CBD Shareholder are exercised following the resolution taken at WILKES Board meetings.

ARTICLE IV

CBD BY-LAWS

4.1.    Each Party shall take or cause to be taken all lawful actions necessary to ensure at all times that CBD By-Laws are not inconsistent with this Agreement, or WILKES Shareholders Agreement or SEGISOR Shareholders Agreement.

4.2.    In the event of any conflict or inconsistency between this Agreement or WILKES Shareholders Agreement or SEGISOR Shareholders Agreement and the WILKES By-Laws and/or CBD By-Laws, the provisions of this Agreement, or WILKES Shareholders Agreement or SEGISOR Shareholders Agreement, as the case may be, shall prevail among the CBD Shareholders.

ARTICLE V

RESTRICTIONS ON TRANSFER OF CBD SHARES

5.1.    In the event that any Party ("Offeror") intends to make a Transfer of its CBD Common Shares, the Offeror shall prior to engaging in any act that may be deemed to be a Transfer, offer them to WILKES ("Offeree") by sending a notice to the Offeree, with copy to the WILKES’s Chairman ("Transfer Notice"), specifying the total amount of CBD Common Shares ("Offered  Shares") in relation to which Offeror intends to make a Transfer ("Right of First Offer"), as well as the unitary and aggregate price of the Offered Shares, and all other terms and/or conditions of such Transfer.

5.2.    The Transfer of the Subject Shares shall not be subject to the Right of First Offer whenever such Transfer: is made to an Affiliate of the Offeror, provided that this Affiliate undertakes all rights and obligations of the Offeror under this Agreement.

5.3.    Within a period of thirty (30) calendar days from the date of receipt of the Transfer Notice, the Offeree shall notify the Offeror informing whether it accepts to purchase all, but not less than all, of the Offered Shares, strictly in accordance with the terms and conditions set forth in the Transfer Notice ("Notice of Acceptance"). Failure on the part of the Offeree to send the Notice of Acceptance shall be interpreted as a waiver in relation to its Right of First Offer.

5.4.    Should the Offeree fail to acquire the Offered Shares, the Offeror shall be allowed to carry out the Transfer of the Offered Shares with any Third Party acting in good faith (“Interested Third Party”), provided that (a) the Transfer to the Interested Third Party is effected within a period of sixty (60) calendar days from the date of expiration of the deadline established in Section 5.3; and (b) the Transfer is effected for the price per Offered Share offered to the Offeree and for any other terms or conditions not less favorable to the Offeror than those included in the Transfer Notice. The Interested Third Party that effectively acquires the Offered Shares shall undertake automatically all rights and obligations of the Offeror under this Agreement. In connection with the foregoing, and as condition to such Transfer, the Interested Third Party shall expressly acknowledge and agree, in writing, to undertake all rights and obligations set forth in this Agreement. Any Transfer in violation of the provisions set forth herein shall be considered null and void.

5.5.    In the event that the period of sixty (60) calendar days set forth in Section 5.4 above elapses without the Transfer being effected in the manner and at the time prescribed in Section 5.4 above, the Offeror shall again comply with the full procedure regulated in this Article V in the event that it intends to effect a Transfer.

5.6.    Each of the Parties agrees not to assign its Preemptive Rights, in whole or in part, in favor of any Third Party under any circumstances.

ARTICLE VI

EVENT OF NATIONALIZATION OF CGP OR EXITO

6.1       Subject to the fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement, the Parties hereby acknowledge and agree that:

(a) CBD and CBD Shareholders shall comply with the procedures provided in SEGISOR Shareholders Agreement, WILKES Shareholders Agreement and in this Agreement;

(b) a General Shareholders’ Meeting of CBD shall be promptly convened and the Parties shall vote (i) in order to replace and elect new Directors of the CBD, so that the representatives of the nationalized party at the SEGISOR Board cease to be Directors of the CBD Board, and, (ii) in the event the Chairman of CBD Board is a representative of the nationalized party at the SEGISOR Board, the Parties shall appoint the new Chairman among one of the new Directors of CBD Board.

(c) automatically and irrespectively of the implementation of CBD governance changes referred above in this Section, (i) the Directors which are the representatives of the nationalized party at the SEGISOR Board shall follow the votes casted by the other Directors which are the representatives of the non-nationalized party; and (ii) in the event the Chairman of CBD Board is a representative of the nationalized party at the SEGISOR Board, the chairmanship shall switch to the Vice-Chairman, who shall take such position during the period between the date of fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement, and CBD General Shareholders’ Meeting to be held pursuant to Section 6.1 (b).

ARTICLE VII

LIENS ON CBD SHARES

7.1       CBD Shares held by the CBD Shareholders are free and unencumbered from any and all Liens. Each of the CBD Shareholders agrees not to pledge or otherwise create any Lien on their CBD Shares or Preemptive Rights without prior written consent of the other CBD Shareholders. Voluntary creation of any such Lien without the relevant consent shall be deemed null and void.

ARTICLE VIII

RESTRICTIONS ON THE CONVERSION OF COMMON SHARES

8.1       The Parties shall not convert during the term of this Agreement any of its CBD Common Shares into Preferred Shares, unless otherwise authorized by WILKES.

ARTICLE IX

REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1     Each Party hereby represents and warrants to each other as follows:

(i)      Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by the Parties and constitutes their legal, valid and binding obligation, enforceable against each one of them in accordance with its terms.

(ii)     No Conflicts. The execution and delivery by any Party to this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the Subject Shares under, any provision of (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon any Party hereto or any of its properties or assets; or (b) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

(iii)    Legal Proceedings. There are no judgments, orders or decrees of any kind against any Party that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against any Party hereto, that would adversely affect the ability of any Party hereto to perform its obligations under this Agreement.

(iv)    Bankruptcy or Insolvency. The Parties have not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

(v)     The CBD Shareholders are the sole legal owners of the CBD Shares and have absolute and unrestricted right, title, and interest in the CBD Shares and the CBD Shares are free and clear of any Lien.

ARTICLE X

INFORMATION; CONFIDENTIALITY

10.1     Rights of Inspection and Information

10.1.1.      All books, records and other documents relating to the business and the affairs of CBD and its Controlled Companies shall be open during the normal business hours of CBD to the inspection of any member of the CBD Board and/or any CBD Shareholders, who may make such copies thereof or extracts therefrom as they may deem appropriate.

10.1.2.      Each Party may at any time cause its own internal auditor to audit the books and records of CBD and, to that end, CBD Board shall extend all reasonable cooperation to such internal auditor, it being understood that no such audit shall be permitted to interfere with the normal operations of the said companies which shall incur no cost or expense in connection therewith.

10.2.    Confidentiality

10.2.1.      The following terms shall govern the treatment by the CBD Shareholders and their representatives in the management bodies of WILKES or of CBD of any confidential information, as defined below (“Confidential Information”).

10.2.2.      Confidential Information means all information on the business of WILKES, EXITO, ONPER, SEGISOR, CGP or CBD which is disclosed by any of the CBD Shareholders, the members of the Special Committees, the Boards and/or by any of the executive officers of WILKES and/or of CBD, or any of them, either directly or through their respective Affiliates, in written or physical form, which relates in any way to products, markets, customers, patents, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, costs, revenues, profits, organization, employees, agents, distributors or business in general; provided, however, that the following shall not be deemed Confidential Information:

(i)      information which is or becomes available to the public or to the industry without the fault or negligence of the Person receiving same; or

(ii)     information which was already in the possession of the Person receiving same, provided that such Person is able to prove such prior possession; or

(iii)    information which is subsequently received from a Third Party without notice of restriction on further disclosure; or

(iv)    information which is independently developed by the Person receiving same, provided the said Person is able to prove such independent development.

10.2.3.       All Confidential Information shall be kept strictly confidential by the Person receiving the same; provided, however, that the obligations under this Section 10.2 shall not apply if and to the extent that:

(i)      the transferring Person needs to disclose the Confidential Information to a Third Party to whom it proposes to make the Transfer of its shares subject to and in accordance with this Agreement; or

(ii)     a Person receiving Confidential Information discloses such information, under a confidentiality obligation, to its legal advisors, accountants or a Person that Controls such recipient; or

(iii)    the disclosure of Confidential Information is required by applicable law or regulation or stock market rules, provided that such disclosure is made on a basis providing the maximum confidentiality reasonably permitted (except as provided and as necessary to each Party’s ordinary course securities disclosures).

10.2.4.       The Parties shall take all reasonable steps to minimize the risk of disclosure of Confidential Information by ensuring that only those Persons whose duties will require them to possess any of such information, and their professional advisers, shall have access thereto, and will be instructed to treat the same as confidential.

10.2.5.       The obligations contained in this Section 10.2 shall continue for a period of three (3) years after the termination of this Agreement or, if earlier, until such confidential information enters the public domain or is required to be disclosed as set forth above.

10.2.6.       Unless required by law, by a court of competent jurisdiction, by an arbitrator or by any regulatory or governmental authority to retain it, all Confidential Information of WILKES, EXITO, ONPER, CGP and CBD shall be promptly returned thereto once a CBD Shareholder no longer holds any CBD Shares.

ARTICLE XI

ARBITRATION

11.1.    Any dispute or controversy between the Parties arising out of or related to this Agreement, including without limitation, a dispute or controversy relating to the construction of any provision or the validity or enforceability of any term or condition (including this Article XI) or of the entire Agreement, or any claim that all or any part of this Agreement is void or voidable, the agreements or instruments executed and delivered in connection herewith, and the transactions contemplated hereby or thereby, or from interpretation of this Agreement, or the breach of any of the foregoing, or any non-contractual obligation arising out of or in connection with this Agreement shall be  referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”), which Rules are deemed to be incorporated by reference into this clause by arbitrators appointed in accordance with such Rules. The place of arbitration shall be Paris, France.  The language to be used in the arbitral proceedings shall be English. In any such arbitration involving three arbitrators, the first two (2) arbitrators will have no more than one (1) month from the date of their confirmation by the International Court of Arbitration of the ICC to designate the third arbitrator. All Parties hereto and Intervening Parties hereby irrevocably accept the consolidation of any arbitration hereunder with any arbitration under the SEGISOR Shareholders Agreement.

11.2.    The award of the arbitrators, which may include interest, shall be final and binding upon the parties thereto and may be enforced in any court of competent jurisdiction. Each CBD Shareholder retains the right to seek judicial assistance (a) to compel arbitration, or (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by CBD Shareholders, or (c) to enforce any decision of the arbitrators including the final award, or (d) under the circumstances provided for in Section 13.4 of this Agreement. In case either of CBD Shareholders seeks judicial assistance as provided herein, the Courts of the City of São Paulo, State of São Paulo, shall have non-exclusive jurisdiction.

11.3.    The CBD Shareholders intend that all proceedings and all documents and testimony contemplated by this Agreement shall be deemed Confidential Information, and each arbitrator by consenting to act shall be deemed to agree with the Confidentiality provisions set forth in Article X hereof.

11.4     For clarity, the Intervening Parties to this Agreement are bound by the arbitration clause provided herein.

ARTICLE XII

OBLIGATIONS OF CBD

12.1.    Each of CBD, Segisor and WILKES execute this Agreement as an Intervening Party to acknowledge and to declare itself familiar with the terms and conditions hereof, as well as, in case of CBD, to assume the obligation to make any and all such entries with the custodian bank in charge of the registry of the CBD Shares, as required and/or convenient regarding the full publicity of this Agreement, subject to the terms of the Brazilian Corporations Law and the terms hereof.

12.2.    Each of the CBD Shareholders agrees that the following text shall be inserted into the record for the CBD Shares held by each of CBD Shareholders with the custodian bank in charge of the registry of the CBD Shares, or, if it is not the case; in the relevant corporate books of the CBD: “The Lien or Transfer of shares on any grounds whatsoever is subject to the terms, limits and conditions of the SHAREHOLDERS’ AGREEMENT executed on August 20, 2015, a copy of which is filed with CBD.”

12.3.    CBD undertakes to ensure full compliance with the terms and conditions set forth in this Agreement, through self-monitoring and granting access to any of the Parties to make inspections regarding any facts and/or acts in any manner related hereto.

12.4.    CBD agrees to promptly communicate to each of CBD Shareholders any acts, facts or omissions that may constitute a violation of any provision of this Agreement, WILKES Shareholders Agreement, or SEGISOR Shareholders Agreement, as well as to take any action so required by supervening law to make this Agreement permanently valid and effective, provided that any such change in this Agreement shall only be permitted if approved in writing by the CBD Shareholders.

12.5.    CBD shall not accept any claim or request to carry out any registration of Transfers or any other type of transaction in a manner that infringes or otherwise conflicts with the provisions of this Agreement, being such infringing act considered null and void.

ARTICLE XIII

GENERAL PROVISIONS

13.1.    Term and Termination. This Agreement shall remain valid and in force as long as WILKES remains as the Controlling shareholder of CBD.

13.1.1.      This Agreement shall terminate automatically (without any action by any Party hereto) on the date upon which either of CGP or EXITO, or their respective successors, cease to directly or indirectly own any CBD Share.

13.1.2.      The provisions of Sections 10.2, Article X of this Agreement shall survive termination of this Agreement.

13.2.    Non-Waiver. The failure of any of the Parties to require, on a timely manner, the performance of any of the provisions of this Agreement or of any rights related thereto or the failure to exercise any privileges provided for herein shall not be construed as a waiver to such provisions, rights or privileges, and shall not affect, in any way, the validity of this Agreement.

13.3.    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors, legal representatives and assignees; however, the rights under this Agreement may not be transferred or assigned in whole or in part to any Third Parties except as provided herein.

13.4.    Specific Performance. This Agreement shall be filed with CBD for the purposes of Articles 40 and 118 of Brazilian Corporations Law. The CBD Shareholders agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and that this Agreement constitutes an enforcement title under Brazilian law (“título executivo extra-judicial”) and grants each of the CBD Shareholders the right to seek an order of specific performance for the other CBD Shareholder to comply with its obligations under this Agreement in addition to any damages or any other remedy to which it may be entitled.

13.5.    Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered by (i) hand delivery against receipt signed and dated by the addressee, (ii) by facsimile transmission or email (in the case of fax, with confirmation by the transmitting equipment, and in the case of email, provided that appropriate evidence is maintained), (iii) registered or certified first-class mail (receipt requested and postage prepaid), or (iv) by an internationally recognized overnight delivery service (receipt requested), to the Parties at the following addresses, or at such other addresses as the Parties may designate by written notice in the manner aforesaid:

If to CGP:

Attn: Diane Coliche

1, Esplanade de France, 42000

Saint-Etienne, France

Email: dcoliche@groupe-casino.fr

If to EXITO:

Attn: Filipe Da Silva

1, Esplanade de France, 42000

Saint-Etienne, France

Email: filipe.dasilva@grupo-exito.com

If to WILKES:

Attn: Arnaud Strasser

Avenida Brigadeiro Luiz Antônio, No. 3.126

São Paulo – SP

Email: astrasser@groupe-casino.fr

If to CBD:

Attn: Ronaldo Iabrudi

Avenida Brigadeiro Luiz Antônio, No. 3.126

São Paulo – SP

Email: ronaldo.iabrudi@gpabr.com

If to SEGISOR:

Attn: Diane Coliche

1, Esplanade de France, 42000

Saint-Etienne, France

Email: dcoliche@groupe-casino.fr

With a copy to:

Pascal Rivet

1, Esplanade de France, BP 306, 42008

Saint-Etienne, Cedex 2, France

Email: privet@groupe-casino.fr

If to ONPER

Attn: Daniela Salime Reyes Sosa

19 calle Prim, 28004

Madrid, Spain

Email: daniela.reyes@vistra.com

Notice given pursuant to (i), (iii) or (iv) above shall be deemed effectively given when received and notices given pursuant to (ii) above shall be deemed effectively given on the Business Day next following the date of the sending of the fax or email.

13.6.    Assignment. Except as otherwise provided herein, this Agreement and the rights and obligations hereunder shall not be assignable or transferable to any Third Party without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 13.6 shall be null and void.

13.7.    No Beneficiaries. This Agreement is for the sole benefit of the Parties and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties, any legal or equitable rights hereunder.

13.8.    Interpretation; Certain Definitions. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article/Section/Exhibit of this Agreement unless otherwise indicated.

13.9.    Entire Agreement. This Agreement and the WILKES Shareholders Agreement and the SEGISOR Shareholders’ Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. None of the Parties shall be liable or bound to any other Third Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in such other agreements.

13.10.  Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. In such case the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case law development render this Agreement invalid, illegal or unenforceable in any respect, the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

13.11.  Amendments. Except as expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and duly signed by each of CBD Shareholders and CBD and SEGISOR as intervening parties to this Agreement.

13.12.  Language. This Agreement is executed in both English and Portuguese languages. The Portuguese language shall be the one registered in accordance with the Provision of Section 13.4 of this Agreement and shall be the one to prevail for any doubts arising out of this Agreement, exception made to the disputes submitted to arbitration under the provisions of Article XI of this Agreement, where English version of this Agreement shall prevail.

13.13.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Brazil.

13.14.  Counterparts and Electronic Signatures. This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties. A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

13.15.  Further assurances. At the request of any Party and without further consideration, the other Parties shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request in order to consummate more fully and effectively the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the Parties execute this Agreement on the date indicated in the beginning of this Agreement in the presence of the two undersigned witnesses.

[SIGNATURE PAGES IN THE NEXT PAGE]

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 27, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.